INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

August 11, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Falcon Focus SCV Fund.

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on June 26, 2015 on the Registrant’s registration statement filed on Form N-1A and by telephone on July 31, 2015, on the SEC Correspondence filed on July 30, 2015 (the “Correspondence”) with respect to the Falcon Focus SCV Fund (the “Fund”), a series of the Registrant.. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 35 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table
1.	Footnote 2 to the Fees and Expenses able states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until October 31, 2016.”

Portfolio Turnover
2.	The 2nd to last sentence states, “The Fund’s advisor anticipates a turnover rate of 30-40% of the average value of its portfolio.” This is not required in the Summary Section and, therefore, should either be omitted or moved elsewhere.

Response: The sentence has been removed from the Portfolio Turnover section and added under the Principal Investment Strategies section.

Principal Investment Strategies
3.	The Staff views the name “SCV” to indicate “small cap” and, therefore, requires the Fund to adopt an 80% investment policy with respect to “small cap” investments in order to comply with Rule 35d-1. In addition, include a definition for “small cap” in the disclosure.

Response: An 80% investment policy and a definition have been added as requested as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (including amounts borrowed for investment purposes) in equity securities of small capitalization companies. The Fund’s advisor considers small capitalization companies to be companies with market capitalizations that fall within the range of companies in the Russell 2000 Value Index at the time of investment. As of May 29, 2015, the market capitalizations of companies included in the Russell 2000 Value Index were between $177 million and $4.3 billion. Because small capitalization companies are defined by the advisor with reference to an index, the range of market capitalizations of companies in which the Fund invests may vary with market conditions as the market capitalizations of companies included in the Russell 2000 Value Index change. In addition, because the Fund may continue to hold a security whose market capitalization increases or decreases, a substantial portion of the Fund’s holdings can have market capitalizations outside the range of the Russell 2000 Value Index at any given time.

4.	Explain the use of “Focus” in the Fund’s name. Focus suggests the use of a smaller number of holdings. Clarify in the disclosure why it is appropriate to include “Focus” in the name.

Response: The Fund will focus its investments on the securities of a small number of issuers. Accordingly, the disclosure has been clarified as follows:

The Fund’s investments will be focused on between 20 and 30 equity positions that are primarily traded on U.S. exchanges.

5.	The first sell criteria states, “1) the investment’s expected annual return drops below 20%”. Rule 156 of the Securities Act of 1933, as amended, requires that there be no misleading statements or implied future returns. This sell criterion should be deleted or revised to be more general or broad.

Response: The first sell criterion has been modified as follows:

1) the investment’s expected annual return drops below a predetermined target return.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies
6.	Item 9 of Form N-1A allows for disclosure of temporary defensive positions, if applicable. Currently, the Prospectus does not contain such disclosure.

Response: The following disclosure has been added to the principal investment strategies section:

When the Advisor believes that current market, economic, political or other conditions are unsuitable and would impair the pursuit of the Fund’s investment objective, the Fund may invest some or all of its assets in cash or cash equivalents, including but not limited to obligations of the U.S. Government, money market fund shares, commercial paper, certificates of deposit and/or bankers acceptances, as well as other interest bearing or discount obligations or debt instruments that carry an investment grade rating by a national rating agency. When the Fund takes a temporary defensive position, the Fund may not achieve its investment objective.

MANAGEMENT OF THE FUND

Prior Performance for Similar Accounts Managed by the Portfolio Manager
7.	Before the effective date of the Fund’s registration statement, file a Correspondence Letter with responses to the following comments regarding prior performance and a revised section addressing such comments.

Response: The Registrant filed the Correspondence Letter with the Staff on July 30, 2015.

8.	Add disclosure that the private accounts comprising the composite were primarily managed by the portfolio manager.

Response: The disclosure has been updated to reflect that the private accounts were primarily managed by the portfolio manager.

9.	Disclose that the portfolio manager of the private accounts was primarily responsible for the portfolio management of the separate accounts and that no one else was responsible or jointly responsible. In the Correspondence Letter confirm whether the portfolio manager has the same degree of discretion of the managed private accounts as the Fund. Refer to the SEC Bramwell No Action Letter. Explain any differences.

Response: The disclosure has been updated to reflect that the private accounts were solely and primarily managed by the portfolio manager. The Registrant has reviewed the SEC Bramwell No-Action Letter and confirms that Mr. Silverman has the same degree of discretion of the managed private accounts as the Fund. In addition since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

10.	Disclose that the private accounts are managed with substantially similar investment objectives, policies and strategies. In addition, disclose the entity that the portfolio manager worked for when managing the accounts.

Response: The disclosure includes a statement that the private accounts and the Fund have substantially similar investment objectives, policies and strategies. In addition, the following sentence has been added to the disclosure:

Prior to forming the Advisor in 2015, the Fund’s portfolio manager was employed by various advisors but continued to independently manage the accounts representing the Small Cap Value Composite since its inception. Since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

11.	Explain in the Correspondence Letter what “Composite Dispersion” means and whether it adds meaningful information. Consider deleting.

Response: The composite dispersion column has been removed from the table.

12.	The second table has “NA” for the total firm assets and U.S. dollars for the years 2001 through 2014. Explain why these are “NA”. The Staff believes these should be disclosed.

Response: The table has been updated to reflect the accounts that represent the Falcon Focus Small Cap Value Composite. The total firm assets remain “NA” for the period June 30 2001 through December 31, 2014 as the Advisor was formed in February 2015.

13.	Consider whether the third table starting on Page 10 is useful. It contains a lot of information and it is not clear that it offers useful information.

Response: The Advisor believes the monthly performance is useful information and has included it in the Prospectus in order to aid prospective investors in assessing short term volatility in returns in addition to the annual performance data disclosed. The Advisor believes that increasingly, industry research firms, such as Morningstar make monthly returns part of a standard due diligence on mutual funds.

14.	On page 13, the first paragraph states, “The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.” Explain what it means to remove the effects of cash flow. The Staff expresses concern that it could make the returns misleading or cause the returns to be higher.

Response: Refer to comment number 21 below. The Registrant has removed the disclosure regarding the methodology for GIPs performance and accordingly has updated the returns.

15.	On page 13, the third paragraph states, “The Falcon Focus Small Cap Value composite was created in June 1, 2001 and includes all fee paying, discretionary accounts with comparable investment objectives.” Comparable should be revised to state “substantially similar”.

Response: The disclosure has been updated to reflect the requested revision.

16.	On page 13, the third paragraph states, “The gross returns were calculated on a time weighted basis, including all dividends and interest, accrual income, and realized and unrealized gains or losses, are net of all brokerage commissions and execution costs, and do not give effect to investment advisory fees, which would reduce such returns.” Consider moving this sentence with the first table on page 9.

Response: The sentence has been moved to be closer to the first table.

17.	On page 13, the following disclosure appears “Actual investment advisory fees incurred by clients may vary.” In the Correspondence Letter confirm that the net returns shown in the first table on page 9 reflect the actual advisory fees applied to the accounts.

Response: The Registrant confirms that the Advisor uses the GIPS standards and that the net returns are calculated by imputing fees on all accounts, including accounts that were not paying fees, in order to best represent the net returns that would have been received had all accounts paid fees.

18.	Confirm that the net returns included in the first table on page 9 also include any sales load charged.

Response: The performance data for the Falcon Focused Small Cap Value Composite does not include sales load charges because there were not any sales loads charged to the accounts included in the composite.

ADDITIONAL COMMENTS RECEIVED ON JULY 31, 2015

MANAGEMENT OF THE FUND
Prior Performance for Similar Accounts Managed by the Portfolio Manager
19.	With respect to comments 1 and 2 from the Correspondence, confirm whether any other funds were managed substantially similar by the portfolio manager.

Response: The Registrant confirms that the composite does not include any funds nor did the portfolio manager manage any funds with investment objectives, policies, strategies and risks substantially similar to those of the Fund

20.	With respect to the response for comment 3 from the Correspondence, disclose the names of the firms of where the portfolio manager worked.

Response: The disclosure has been updated as follows:

Prior to forming the Advisor in 2015, Mr. Silverman, the Fund’s portfolio manager, served as portfolio manager for Dearborn Partners (2010 to 2015), Third River Capital Management and its predecessor, Two Rivers (2004 to 2010), and Madison Partners, LC (2001 to 2004) but continued to independently manage the accounts representing the Small Cap Value Composite since its inception. Since the inception of the accounts, Mr. Silverman has served as the sole portfolio manager and no other person played a significant part in achieving the prior performance.

21.	With respect to the response for comment 7 from the Correspondence, the Commission continues to express concern with the methodology for calculating returns that removes the effects of cash flows. The methodology could make the returns misleading.

Response: The Registrant has removed the disclosure regarding GIPs performance and accordingly has updated the returns.

22.	Rule 436 of the Securities Act of 1933, requires the Registrant to file consents for portions of reports of expert opinions used in a registration.

Response: The Registrant has removed the disclosure regarding expert opinions.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II